Exhibit 4.1

Description of Registrant’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Warburg Pincus Access Fund, L.P. (the “Fund” or “we,” “us” or “our”) has twelve classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A1 limited partnership units (the “Class A1 Units”), Class A2 limited partnership units (the “Class A2 Units”), Class A3 limited partnership units (the “Class A3 Units”), Class A4 limited partnership units (the “Class A4 Units”), Class B1 limited partnership units (the “Class B1 Units”), Class B2 limited partnership units (the “Class B2 Units”), Class B3 limited partnership units (the “Class B3 Units”), Class B4 limited partnership units (the “Class B4 Units”), Class C1 limited partnership units (the “Class C1 Units”), Class C2 limited partnership units (the “Class C2 Units”), Class D limited partnership units (the “Class D Units”), and Class E limited partnership units (the “Class E Units” and, together with the Class A1 Units, Class A2 Units, Class A3 Units, Class A4 Units, Class B1 Units, Class B2 Units, Class B3 Units, Class B4 Units, Class C1 Units, Class C2 Units and Class D Units, the “Units”). In this exhibit, references to “we,” “us” and “our” refer only to the Fund and not any of its subsidiaries.

The following description of our Units is a summary of the material terms and provisions that apply to our Units. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our form of amended and restated limited partnership agreement, to be entered into in connection with the Fund’s commencement of operations (“Partnership Agreement”), which is filed as an exhibit to our Annual Report on Form 10-K to which this exhibit relates and is incorporated by reference herein. We encourage you to carefully review the Partnership Agreement for additional information. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Registrant’s Securities is attached as an exhibit or as defined in the Partnership Agreement, as applicable.

General

There is currently no market for our Units, and we do not expect that a market for our Units will develop in the future. We do not intend for the Units to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Units. The Partnership Agreement will provide that, except as provided by the Delaware Revised Uniform Limited Partnership Act, 6 Del. Code § 17-101 et seq. as the same may be amended from time to time (the “DRULPA”) or other applicable law and subject to the obligations to indemnify the Fund and the General Partner, as will be provided in the Partnership Agreement further described below and/or the Subscription Agreement, no holder of our limited partnership units (a “Unitholder”) will have any personal liability whatsoever in its capacity as a Unitholder, whether to the Fund, to any of the other Unitholders, or to the creditors of the Fund, for the debts, liabilities, contracts, or other obligations of the Fund or for any losses of the Fund.

Units

Unitholders are not entitled to nominate or vote in the election of the Fund’s directors. Accordingly, the Fund is not required to file proxy statements or information statements under Section 14 of the Exchange Act except in those limited circumstances where a vote of Unitholders is required under Delaware law. Moreover, Unitholders are not able to bring matters before meetings of Unitholders or nominate directors at such meeting, nor are they generally able to submit Unitholder proposals under Rule 14a-8 of the Exchange Act except on matters on which such Unitholders have voting rights, if any. Overall responsibility for the Fund’s oversight rests with Warburg Pincus Access Fund GP, L.P.(the “General Partner”), subject to certain oversight rights held by the Fund’s board of directors (the “Board of Directors”), as further described in the Annual Report on Form 10-K to which this exhibit relates.

The main differences among the Units relate to the different Management Fees and to the different Subscription Fees and Servicing Fees charged for each Class.

Management Fee

In consideration for its investment management services, the Manager will be entitled to receive a Management Fee from the Fund and/or any Intermediate Entity, which shall be calculated and paid monthly in arrears as of the last calendar day of each month, commencing on the Initial Closing Date until the final distribution of the Fund’s assets, in an amount equal to the per annum rate applicable to each such Class of Units multiplied by the NAV attributable to the Units in such Class and subject to any further conditions, waivers or fee holidays applicable to such Units in Class.

The Manager may in its sole discretion elect to waive all or any portion of the Management Fee. The Management Fee is equal to 0.85% per annum for Class A1, Class A2, Class A3 and Class A4 Units. The Management Fee is equal to 1.25% per annum for Class B1, Class B2, Class B3, Class B4, Class C1 and Class C2 Units. The Management Fee is equal to 1.00% for Class D Units. There is no Management Fee for Class E Units.

Subscription Fees

Certain distributors or intermediaries (such intermediaries may include, in the sole discretion of the Manager, any Feeder Vehicle, distribution platform or any other intermediary, being referred to as “intermediaries”) through which a Unitholder was placed in WP ACE may charge such Unitholder upfront Subscription Fees of up to (i) 2.0% of NAV on Class A1, B1, A4 and B4 Units and (ii) 3.5% of NAV on Class C1 Units sold in the offering, that are paid by the Unitholder outside of its investment in WP ACE and not reflected in WP ACE’s NAV.

In certain circumstances the Subscription Fees may be paid to the Manager or the Fund (but not reflected in the NAV) and reallocated, in whole or in part, to the financial intermediary that placed the Unitholder into the Fund. No Subscription Fees will be paid with respect to any Units issued pursuant to the Fund’s distribution reinvestment plan.

Servicing Fee

Class A1, Class A2, Class B1, Class B2 and Class C1 Units will bear a Servicing Fee as described in the table below. Such Servicing Fees will be calculated based on the NAV of the applicable Class of Units as of the last day of each month. In calculating the Servicing Fee, WP ACE will use its NAV before giving effect to any accruals for the Servicing Fee, repurchases, if any, for that month and distributions payable on the Units. No Servicing Fee will be payable with respect to Class A3, Class A4, Class B3, Class B4, Class C2, Class D and Class E Units.

Class of Units	Servicing Fee Percentage
Class A1 and Class B1	Up to 0.50% per annum of month-end NAV, payable quarterly in arrears

Class A2 and Class B2	Up to 0.25% per annum of month-end NAV, payable quarterly in arrears

Class C1	Up to 0.85% per annum of month-end NAV, payable quarterly in arrears

Class A3, Class A4, Class B3, Class B4, Class C2, Class D and Class E	None

For the avoidance of doubt, the Servicing Fees will be payable by the Fund and Unitholders will not be billed separately for payment of the fees. All or a portion of the Servicing Fee may be paid to the Manager and/or reallowed (paid) to, participating brokers or other financial intermediaries, including to compensate such participating brokers or other financial intermediaries for reporting, administrative and other services provided to a Unitholder by such participating brokers or other financial intermediaries, as applicable. The receipt of the Servicing Fee by a Unitholder’s broker or other financial intermediary will result in a conflict of interest.

Distributions

No Unitholder shall have the right to withdraw capital from the Fund or to receive any distribution or return of its subscription. Further, the Fund, and the General Partner on behalf of the Fund, shall not be required to make a distribution to any Unitholder on account of its interest in the Fund if such distribution would violate the DRULPA or other applicable law. WP ACE does not expect to make distributions on a regular basis. The amount of any distributions WP ACE may pay in the future is uncertain. Any distributions WP ACE makes are at the sole discretion of the General Partner, taking into account factors that it determines to be necessary, appropriate and/or advisable, including the amount of any Fund Expenses (including any contingent or anticipated expenses), payments and fees with respect to any indebtedness, Performance Participation Allocation, Applicable Other Fees, anticipated investments, capital expenditures, existing and anticipated repurchase offers, liquidity needs, reserves, the requirements of applicable law and any other factors determined by the General Partner. As a result, WP ACE’s distribution rates and payment frequency may vary from time to time. There is no assurance WP ACE will pay distributions in any particular amount, if at all.

Unitholders of record as of the record date set by the General Partner will be eligible for distributions declared. Unless otherwise determined by the General Partner, all distributions of cash shall be made to the Unitholders in amounts proportionate to the aggregate NAV of the Units held by the respective Unitholders on the applicable record date. The per Unit amount of distributions may vary from Class to Class if different Class-specific fees and expenses are deducted from the gross distributions for each Class.

Unit Transfers

Because our Units are being acquired by Unitholders in one or more transactions “not involving a public offering,” they are “restricted securities” and may be required to be held indefinitely. Our Units may not be sold or transferred (i) except as described below in accordance with the requirements under the Partnership Agreement and (ii) unless the Units are registered under applicable securities laws or specifically exempted from registration. Accordingly, a Unitholder must be willing to bear the economic risk of investment in the Units unless and until we accept their repurchase or transfer. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of Units may be made except by registration of the transfer on our books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Units and to execute such other instruments or certifications as are reasonably required by the General Partner. No transfer shall be valid or effective without the written consent of the General Partner.

Unitholders may transfer part or all their Units in accordance with the Partnership Agreement, but must provide no less than thirty (30) calendar days’ notice to the General Partner (or such reasonably shorter period as is agreed to by the General Partner) of any requested transfer, and submit an executed form to the Transfer Agent, which form shall be provided by the Transfer Agent upon request and provide such information in relation to the proposed transfer and the proposed purchaser, transferee, assignee, participant, encumbering person or any other involved person as may be requested by the General Partner or the Transfer Agent. The General Partner may refuse such requested transfer for certain reasons (and the absence of consent from the General Partner shall be considered a refusal of such transfer), including, but not limited to, a transfer to a prohibited person or if such transfer may jeopardize the Fund’s or the Feeder’s status as partnership which is not a publicly traded partnership under the Code. Any transfer requests that are refused due to the publicly traded partnership threshold being exceeded may be processed during the next available transfer period. Any transfer requests that are refused must be resubmitted in a future period in order to be reconsidered by the General Partner. Under the Partnership Agreement, no more than 2% of the aggregate number of Units may be transferred by Unitholders in any fiscal year (which limitation may be increased or decreased by the General Partner upon the advice of counsel). Certain transfers which are exempt from rules relating to publicly traded partnerships may be permitted and not counted towards this limitation (e.g., transfers at death, transfers between certain family members and transfers in which the transferee receives a transferred tax basis).

Any transferee must provide the Fund with a duly completed subscription document, any required AML/KYC documents and any additional information or documentation as requested by the General Partner or its delegate in connection with the transfer and by the transferee’s broker or financial intermediary, as applicable. It is the policy of the General Partner to recognize transfers as of the beginning or end of a calendar month. Any attempted assignment or substitution not made in accordance with the Partnership Agreement will be cancelled and of no force or effect.

Each transferor agrees that it will pay all costs and expenses incurred by the Fund and the General Partner in connection with such transfer, including, without limitation, attorneys’ and accountants’ fees incurred by the Fund and any transfer, stamp, documentary or other similar taxes in connection with a transfer of Units by such transferor, including in connection with any in-house legal, administrative, accounting, finance, tax, compliance or other similar services provided by the Fund, General Partner, Manager or their respective affiliates related to such transfer. Such expenses shall be due and payable on the day the transferee is admitted to the Fund as a substitute Unitholder.

Unit Exchanges

If (i) a participating broker-dealer requests on behalf of its client or (ii) the Unitholder exits a relationship with a participating broker-dealer and does not enter into a new relationship with a participating broker-dealer, a holder’s Class A1, A2, B1, B2 or C1 Units may be exchanged into an equivalent NAV amount of Class A3, B3 or C2 Units, as applicable, as of a Subscription Date, subject to the General Partner’s approval in its sole discretion.

Class D Units and Class E Units are available only to Warburg Pincus, certain of its affiliates, officers, directors and employees, the Fund’s officers and directors and certain strategic partners of Warburg Pincus and/or the Fund in Warburg Pincus’s sole discretion. The General Partner reserves the right to convert any investor’s Class D Units or Class E Units to any class of Investor Units, in its sole discretion.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

As further described in the Partnership Agreement and to the fullest extent not prohibited by law, none of the Directors, officers of the Fund, General Partner, the Manager, Warburg Pincus, the partnership representative, any of their respective affiliates and the members, partners, officers, directors, employees, agents, shareholders, stockholders of the General Partner or the Manager and any person who serves at the specific request of the General Partner or the Manager on behalf of the Fund as a member, partner, shareholder, officer, director, employee or agent of the Fund or any other entity (each, an “Fund Indemnified Party”) will be liable to any Unitholder or the Fund for (i) any mistake in judgment, (ii) any action taken or omitted to be taken by the Fund Indemnified Party, which action or omission the Fund Indemnified Party was expressly permitted or required to take or omit pursuant to the Partnership Agreement, or (iii) any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent of the Fund or such Fund Indemnified Party; provided that such broker or other agent are selected with reasonable care, in each case, unless such action or inaction constituted bad faith, intentional and material breach of the Partnership Agreement or the Investment Management Agreement, actual fraud, willful malfeasance or gross negligence of the relevant Fund Indemnified Party.

As will be provided for in the Partnership Agreement, to the fullest extent not prohibited by law, the Fund will indemnify and hold harmless each Fund Indemnified Party and advance certain expenses incurred by a Fund Indemnified Party in defense or settlement of any claim that may be subject to a right of indemnification under the Partnership Agreement. The Fund’s indemnification obligations will be satisfied from the Fund’s assets and no Unitholder shall have any obligation to make capital contributions to fund its share of any indemnification obligations under the Partnership Agreement and no Unitholder shall have any personal liability on account of such indemnification obligations.

Delaware Law and Certain Provisions of the Partnership Agreement.

Organization and Duration

The Fund was formed on July 18, 2025 as a Delaware limited partnership. The Fund will remain in existence until dissolved in accordance with the Partnership Agreement or pursuant to Delaware law. The Partnership Agreement will provide that the Fund will dissolve, and the winding up of its affairs will commence, upon the first to occur of the following: (a) a determination made by the General Partner at any time in its sole discretion that the dissolution and winding up of the Fund is in the best interests of the Fund, (b) any event that results in the General Partner ceasing to be a general partner of the Fund under the DRULPA, provided that the Fund shall not be dissolved and required to be wound up in connection with any such event if (A) at the time of the occurrence of such event there is at least one remaining general partner of the Fund who is hereby authorized to and does carry on the business of the Fund, or (B) within 90 days after the occurrence of such event, Unitholders holding Units representing 75% of the NAV agree in writing or vote to continue the business of the Fund and to the appointment, effective as of the date of such event, if required, of one or more additional general partners of the Fund, (c) the vote of Unitholders holding Units representing 75% of the NAV to dissolve the Fund following the occurrence of a Triggering Event (as defined in the Partnership Agreement) with respect to the General Partner or the Manager, (d) at any time there are no limited partners of the Fund, unless the business of the Fund is continued in accordance with the DRULPA, or (e) the entry of a decree of judicial dissolution of the Fund pursuant to Section 17-802 of the DRULPA.

Purpose

Under the Partnership Agreement, the principal purpose of the Fund is making investments in accordance with the investment objectives and policies of the Fund as in effect from time to time, with a primary focus on investing in or alongside other Warburg Pincus funds, and including public equity investments, early-stage venture, growth capital transactions, early growth platforms, buyouts, recapitalizations and other special situations, and to engage in any other lawful activity as the General Partner may from time to time determine. Subject to the provisions of the Partnership Agreement, the General Partner may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Fund as it shall deem appropriate in its sole discretion. Investments may be effected on a global basis, using a wide variety of investment types and transaction structures, and may have long or short anticipated holding periods.

Amendment to the Partnership Agreement

Except as prohibited by law or otherwise required in the Partnership Agreement, the Partnership Agreement may be amended, modified or supplemented, and any provision may be waived, by the written consent of the General Partner without the consent of any Unitholder, director or other person (including an amendment pursuant to a merger, consolidation, conversion or other restructuring transaction engaged in by the Fund); provided, that any amendment, modification or supplement that is viewed by the General Partner in its discretion, as a whole together with all such amendments, modifications or supplements, as having a material adverse effect in the aggregate on the Unitholders of the Fund in the aggregate will require the approval of the Independent

Directors. The General Partner only intends to give notice to Unitholders through its public filings to the extent that such amendment, modification or supplement to the Partnership Agreement is viewed by the General Partner in its discretion, as a whole together with all such amendments, modifications or supplements, as having a material adverse effect in the aggregate on the Unitholders of the Fund.

Certain Consents

In the case of any consent sought by the General Partner under the Partnership Agreement (including with respect to any proposed amendment of the Partnership Agreement that requires the consent of the Unitholders thereunder or any anticipated “assignment” (within the meaning of the Advisers Act) by the General Partner of its Units or by the Manager of the Investment Management Agreement), the General Partner may also determine that the consent of any percentage in Units (by NAV) of the Unitholders may also be given and/or obtained as follows:

1.

At least forty-five (45) days prior to the proposed effective date of such consent, the General Partner shall give written notice to each Unitholder of such matter and shall request such Unitholder to indicate in writing whether or not it consents thereto. If any Unitholder has not indicated in writing within 30 days (or such longer period as the General Partner may specify in its sole discretion) after such notice whether or not it consents to such matter, the General Partner shall promptly provide a second notice to such Unitholder of such matter and shall again request such Unitholder to indicate in writing whether or not it consents thereto and shall prominently state in such second notice that if the Unitholder does not indicate in writing within 14 days (or such longer period as the General Partner may specify in its sole discretion) after such second notice (the end of such 14th day or longer period after such notice, the “Notice Date”) whether or not it consents to such matter, such Unitholder shall be deemed to have consented to such matter. At any time on or prior to the Notice Date, a Unitholder may indicate that it does or does not consent to such matter, but after the Notice Date any indication by a Unitholder that it does not consent to such matter shall not be effective for purposes of the foregoing.

2.

The consent of a particular percentage of NAV represented by Units of the Unitholders with respect to such matter shall have been received if at any time prior to the Notice Date, Unitholders holding Units representing such NAV have affirmatively consented to such matter or if as of the Notice Date Unitholders holding Units representing such NAV have either affirmatively consented to such matter or are deemed to have consented to such matter as provided above.

Actions Related to Merger, Conversion, Reorganization or Dissolution

The General Partner may in its sole discretion enter into any one or more transactions related to capital or conversion events, including a merger, conversion, consolidation or other reorganization of the Fund and take all actions necessary or desirable to affect any such transactions, as further described in the Partnership Agreement.

Applicable Law

The Partnership Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules that would cause the application of the laws of any jurisdiction other than the State of Delaware. In particular, the Fund is formed pursuant to the DRULPA, and the rights and liabilities of the Unitholders will be as provided therein, except as otherwise expressly provided in the Partnership Agreement. The Partnership Agreement will designate the state courts of the State of Delaware, the state courts of the State of New York located in and for the County of New York, or the federal courts located in the State of Delaware or in and for the County of New York as the exclusive forum for actions or proceedings related to the Partnership Agreement or federal securities laws and the rules and regulations thereunder, which could limit our Unitholders’ ability to obtain a favorable judicial forum. Unitholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of the forum selection provision in the Partnership Agreement.

Jury Trial Waiver

The Partnership Agreement will provide that its Unitholders will waive their respective rights to trial by jury in any action or proceeding arising out of the Partnership Agreement or the subject matter thereof or in any way connected with the dealings of the Fund, any partner thereof or any of its affiliates in connection with any representation, warranty, covenant or agreement contained in the Partnership Agreement or any transaction contemplated by the Partnership Agreement, to the maximum extent permitted by law. Unitholders will waive the Fund’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Fiduciary Duties

The Board of Directors (including the Independent Directors) owe fiduciary duties to act in the best interests of the Fund and use their reasonable business judgment with respect to matters of the Fund that are within the Board of Directors’ authority, as described in the Partnership Agreement. No Unitholder in its capacity as such, to the fullest extent permitted by applicable law, will have any fiduciary duties to the Fund or any other Unitholder, provided the foregoing does not limit the obligation of a Unitholder to act in accordance with the implied contractual covenant of good faith and fair dealing.